SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 19 March, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





                BP moves to weekly online Trading Conditions Update

March 19,  2007


BP announced today that it is updating the process by which it informs the market of the trading conditions which it is currently experiencing. Previously BP published a quarterly Trading Update shortly after the end of each quarter. This once per quarter update to the market is now being replaced by a new weekly Trading Conditions Update, available on BP's website at www.bp.com/ tradingconditions. The Trading Conditions Update will normally be posted on our website each Monday at 14:30 (UK time).


The new BP Trading Conditions Update provides a weekly update of information on key marker prices for crude oil and natural gas, and indicator refining margins. In addition to the markers and margins covered in the previous quarterly
Trading Update, information on additional marker crudes, differentials and indicator refining margins is provided. Historic data on oil and gas marker prices back to 2002 and refining margins as far back as 1990 are also now available on our website at www.bp.com/tradingconditions.

BP's annual guidance for 2007 on expected production, capital spending, tax rate and Other Business & Corporate was provided in the 2006 Results & Strategy Update of February 6, 2007. This is available at www.bp.com/strategy

BP's Stock Exchange Announcement covering the first quarter results for 2007 will be released as previously announced on April 24, 2007 at 07:00 (UK time)


For further information please contact:


                              London                       United States

Press Office                  Roddy Kennedy                Ronnie Chappell
                              +44 (0)20 7496 4624          +1 281 366 5174


Investor Relations           Fergus MacLeod                Rachael MacLean
                             +44 (0)20 7496 4717           +1 212 451 8072

http://www.bp.com/investors


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 19 March, 2007                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary